Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,

	2007	2006	2005		2004		2003

	(millions of dollars)
Earnings, as defined:
Income before cumulative effect of changes
in accounting principles	$1,312	$1,281	$901		$896		$906
Preferred stock dividends of a consolidated subsidiary	-	-	-	(b)	-	(b)	13
Income taxes	368	397	282		272		376
Fixed charges included in the determination of
net income, as below	799	732	622		516		401
Amortization of capitalized interest	12	11	11		8		4
Distributed income of equity method investees	175	104	86		83		68
Less: Equity in earnings of equity method investees	68	181	124		96		89

Total earnings, as defined	$2,598	$2,344	$1,778		$1,679		$1,679

Fixed charges, as defined:
Interest charges	$762	$706	$593		$489		$379
Rental interest factor	23	15	16		16		17
Fixed charges included in nuclear fuel cost	-	-	-		-		1
Allowance for borrowed funds used during construction	14	11	13		11		4

Fixed charges included in the determination of net income	799	732	622		516		401
Capitalized interest	40	18	8		43		84
Dividend requirements on preferred stock of a
consolidated subsidiary before income taxes	-	-	-	(b)	-	(b)	20

Total fixed charges, as defined	$839	$750	$630		$559		$505

Ratio of earnings to fixed charges and ratio of earnings to
combined fixed charges and preferred stock dividends (a)	3.10	3.13	2.82		3.00		3.32

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.

(b)	A portion of Florida Power & Light Company's preferred stock was owned by FPL Group, Inc. and was eliminated in consolidation. Accordingly, those dividends are not included herein.